UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Crown Reserve Acquisition Corp. I

Full Name of Registrant

Conyers Trust Company (Cayman) Limited

PO Box 2681

Address of Principal Executive Office (Street and Number)

Grand Cayman KY1-1111

Cayman Islands

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (06-19)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On November 10, 2025, Crown Reserve Acquisition Corp. I (the “Company”) completed its initial public offering of 17,250,000 units (including the full exercise of the underwriter’s over-allotment option) at a price of $10.00 per unit (the “Offering”). In connection with the Offering, the Company requires additional time to finalize its disclosure regarding the Offering in the subsequent events section of its 10-Q without unreasonable effort or expense. The Company expects to file its Form 10-Q for the second quarter ending June 30, 2025, which would have been due today, November 10, 2025 (in accordance with SEC rules regarding initial periodic reports filed after a registration statement is declared effective), within the five-day period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended, no later than November 17, 2025, and simultaneously with the filing of its Form 10-Q for the third quarter ending September 30, 2025 for efficiency purposes.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Eric Sherb	(516)	713-9590
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Crown Reserve Acquisition Corp. I

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2025	By	/s/ Prashant Patel
Prashant Patel
Chief Executive Officer